UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Travelzoo
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
89421Q205
(CUSIP Number)
October 9, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89421Q205SCHEDULE 13G

1	Names of Reporting Persons
Ocho Investments LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
640,844
	6	Shared Voting Power
0
	7	Sole Dispositive Power
640,844
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
640,844
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.2%
12	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

CUSIP No. 89421Q205SCHEDULE 13G

1	Names of Reporting Persons
Andris Upitis
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
640,844
	6	Shared Voting Power
0
	7	Sole Dispositive Power
640,844
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
640,844
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.2%
12	Type of Reporting Person (See Instructions)
IN, HC

CUSIP No. 89421Q205SCHEDULE 13G

Item 1.

(a)Name of Issuer:

Travelzoo (the "Issuer").

(b)Address of Issuer’s Principal Executive Offices:

590 Madison Avenue, 35th Floor, New York, NY 10022

Item 2.

(a)Name of Person Filing:

(1)Ocho Investments LLC, with respect to the shares of Common Stock directly held by it; and

(2)Andris Upitis, as the sole manager and member of Ocho Investments LLC, with respect to the shares of Common Stock held by Ocho Investments LLC.

(b)Address of Principal Business Office or, if None, Residence:

1401 Lavaca St, PMB 40912, Austin, TX 78701

(c)Citizenship:

(1)Ocho Investments LLC is a Delaware limited liability company.

(2)Andris Upitis is a United States citizen.

(d)Title and Class of Securities:

Common Stock, par value $0.01 per share

(e)CUSIP No.:

89421Q205

CUSIP No. 89421Q205SCHEDULE 13G

Item 3.Not Applicable

Item 4.Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 12,290,191 common shares reported to be outstanding as of August 7, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2024, filed on August 9, 2024.

Item 5.Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.Identification and classification of members of the group.

Not Applicable

Item 9.Notice of Dissolution of Group.

Not Applicable

Item 10.Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 89421Q205SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2024

OCHO INVESTMENTS LLC

By:	/s/ Andris Upitis
Name:	Andris Upitis, Manager

ANDRIS UPITIS

By:	/s/ Andris Upitis